SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated May 10, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina - May 10, 2024 – IRSA Inversiones y Representaciones Sociedad Anónima (NYSE:IRS; ByMA:IRSA), Argentina's leading Real Estate company,  the Company reported that due to the cash dividend distributed to the shareholders on May 9, 2024, the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as follows:

Amount of shares to be issued per warrant:

●
Ratio previous to the adjustments: 1.2272 (Nominal Value ARS 10);

●
Ratio after the adjustments (current): 1.3070 (Nominal Value ARS 10).

Warrant exercise price per new share to be issued:

●
Price previous to the adjustments: USD 0.3522 (Nominal Value ARS 10);

●
Price after the adjustments (current): USD 0.3307 (Nominal Value ARS 10).

 The other terms and conditions of the warrants remain the same.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

May 10, 2024	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets